SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Strategic Plan 2020 and Business Plan 2008 - 2012

Rio de Janeiro, August 14 2007 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company announces that its Board of Directors approved the Strategic Plan 2020 and the Business Plan 2008-2012. The Business Plan maintains the Company’s aggressive growth targets and underscores the challenges to be met in the natural gas and biofuel markets.

The Strategic Plan 2020, which establishes the mission, vision, strategies and corporate objectives of the Company for the future, has expanded Petrobras’ vision as a leader in Latin America to being one of the largest integrated energy companies in the world. The Plan maintains the strategy of expanding operations in the oil, oil products, petrochemicals, gas energy, biofuels and distribution markets with profitability, social and environmental responsibility and integrated growth.

The Plan also highlights the Company’s operational excellence in management, human resources and technology in alignment with the following strategies:

  Exploration and Production: to grow production and oil and gas reserves sustainably, and to be recognized for excellence in E&P operations;

  Downstream and distribution: to expand integrated operations in refining, commercialization, logistics and distribution both in Brazil and abroad with a focus on the Atlantic Basin;

  Petrochemicals: to expand operations in petrochemicals in Brazil and South America on an integrated basis with the Petrobras Group’s other businesses;

  Gas and Energy: to develop and spearhead the Brazilian natural gas market and operate on an integrated basis in the gas and electric energy markets with a focus on South America;

  Biofuels: to operate on a global basis in biofuels’ commercialization and logistics, leading the domestic production of biodiesel and expanding participation in the ethanol business.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

The new Plan poses fresh management challenges, including:

  Capital Discipline: to endeavor to achieve greater efficiency in the implementation of projects (terms and costs); Management of Inventory; Reduction in Operating and Administrative Costs and Portfolio Management;

  Human Resources: to be an international benchmark in the energy segment, in personnel management, having its employees as its most valuable asset;

  Social Responsibility: to be an international benchmark in social responsibility in the management of the businesses, contributing to sustainable development;

  Climatic Change: to reach levels of excellence in the energy industry with respect to greenhouse gas reductions in processes and products, contributing to the sustainability of the business and the mitigation of global climate change;

  Technology: to be a global benchmark in technologies which contribute to the Company’s sustainable growth in the oil, natural gas, petrochemicals and biofuels industries.

The Business Plan 2008-2012 establishes production targets for oil and natural gas in Brazil: these will be 3,058,000 barrels of oil equivalent per day (boed) in 2012 and 3,455,000 boed in 2015. Petrobras aims to maintain a balance between growth in production and Brazilian refinery capacity, the target for domestic processed crude throughput in 2012 being 2,061,000 barrels per day (bpd), with a 90% participation of domestic crude.

The international targets also reflect the Company’s integrated growth with production estimates of 436,000 boed of oil and gas in 2012 and processed crude throughput in Petrobras’ refineries in other countries amounting to 348,000 bpd.

Petrobras’ total estimated output (Brazil and overseas) by 2012 has been revised to 3,494,000 barrels daily and the target for 2015 set at 4,153,000 boed.

The integration process has also been extended to petrochemicals where the Company is estimating expansion in operations in Brazil and Latin America, in so doing, capturing synergies with the other businesses of the Petrobras Group.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Corporate Targets

Indicators	Realized 2006	Target 2012	Forecast 2015
Production of oil and natural gas – Brazil (thousands boe/day)	2,055	3,058	3,455
Production of oil and natural gas – Total (thousands boe/day)	2,298	3,494	4,153
Processed crude throughput – Brazil (thousands bbl/day)	1,746	2,061	2,659
Processed crude throughput - Total (thousands bbl/day)	1,872	2,409	3,007
Processing of domestic oil (thousands bbl/day)	1,388	1,853	2,445

The Plan calls for investments of US$ 112.4 billion until 2012, representing an annual average of US$ 22.5 billion, being 87% (US$ 97.4 billion) in Brazil and 13% (US$ 15.0 billion) overseas. This amount represents an increase of 29% compared with the previous Plan.

The highlights of the investments in Brazil are represented by the growth in Exploration and Production (an increase of 32%), Downstream (an increase of 35%) and Petrochemicals (an increase of 30%). The Plan also places an emphasis on biofuels which will receive investments of US$ 1.5 billion.

Investments in the international operations will focus largely on the area of Exploration and Production particularly in Latin America, West Africa and the Gulf of Mexico.

The growth of investments is due to: US$ 13.3 billion in new projects, US$ 10.9 billion for the increase in costs due to increased market demand for sector equipment and services, US$ 4.2 billion due to local currency appreciation and the remainder with respect to other factors such as changes in the project scope, in the business model, etc.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Investments (US$ billion)

Business Segment	BP 2007-2011	BP 2008-2012	Change (%)
E&P	49.3	65.1	32
Downstream	21.9*	29.6	35
G&E	7.3*	6.7	-8
Petrochemicals	3.3	4.3	30
Distribution	2.3	2.6	13
Biofuels	1.2	1.5	25
Corporate	1.8	2.5	39
Total	87.1	112.4	29

(*) In the 2007-2011 BP included investments in boifuels

Included in the above investments are US$ 18.2 billion to be applied by different areas in the Brazilian natural gas chain with the objective of developing, leading and guaranteeing the reliable supply of natural gas to the Brazilian market. Petrobras’ partners in the sector are expected to invest an additional US$ 1.0 billion over the same period.

The revision of the plan adopts a realistic stance, incorporating increases in international oil prices. These increases have generated impacts along the entire production chain, principally with respect to the costs of services, maintenance, equipment and specialized operations for the petroleum sector with across-the-board consequences on lifting and refining costs for all companies in the industry. The growth in the world economy has also had a direct repercussion on several industrial segments that make up the industry’s inputs and basic raw materials supply chain.

Costs

Indicators	Realized 2006	Target 2012
Lifting costs – Brazil (*)(US$/boe)	6.59	6.13
Operating costs of refining - Brazil (US$/bbl)	2.29	3.69
Lifting costs – International (*)(US$/boe)	3.36	3.52
Operating costs of refining - Internacional (US$/bbl)	1.73	2.24

(*) without government take

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

In its Business Plan 2008-2012, the Company is to maintain a policy of price alignment with the international market. Petrobras forecasts own cash flow generation in the period at US$ 104.4 billion (net of dividends), sufficient to cover 93% of the Investment Plan. Funding raised in the financial markets will be US$ 19.4 billion and debt amortization is calculated at US$ 11.4 billion.

Investment plan funding (US$ billion)

Sources and Uses	Sources	Uses
Third-party capital	19.4	-
Free own cash generation net of dividends	104.4	-
Debt amortization	-	11.4
Investments	-	112.4

Petrobras will continue to pursue its policy of extending the debt maturity profile and reducing financial leverage, which despite increased investments, will be less than the previous plan.

Return and financial leverage indicators

Indicators	BP 2007-2011 Average	BP 2008-2012 Average
Return on Capital Employed (ROCE) (%)	16	14
Net Debt / Net Debt + Shareholders’ Equity (Financial Leverage) (%)	25	20

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Some quantitative assumptions relating to growth of the world economy, foreign exchange rate and the prices and margins of oil and oil products have been re-evaluated, bringing them into line with the current economic scenario.

Macroeconomic assumptions

Indicators	BP 2007-2011	BP 2008-2012
GDP – World (% p.a.) – PPP*	4.2	4.3
GDP – Latin America (% p.a.) – PPP*	3.7	3.9
GDP – Brazil (% p.a.)	4.0	4.0
FX Rate (R$/US$)	2.50	2.18
Brent for funding (US$/bbl)	2008 – 40.00 2009~2011 – 35.00	2008 – 55.00 2009 – 50.00 2010 – 45.00 2011~2012 – 35.00
Oil Product Prices	Linked international market prices without changes in relative prices	Linked international market prices without changes in relative prices

* PPP - Purchase Power Parity

The Company aims to become a global company in the commercialization and logistics of biofuels, leading the domestic production of biodiesel and expanding its share of the ethanol business. In line with this strategy, H-BIO (Bio-refining) will provide leverage for growth in this market.

Biofuels

Indicators	Realized 2006	Target 2012
HBIO processing capacity (thousands m3/year)	-	1.600
Biodiesel supply capacity (thousands m3/year)	-	938
Ethanol Exports (thousand m3/year)	80	4.750

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Petrobras is committed with the sustainable development based on profitability, integrated growth and social and environmental responsibility.

Corporate Occupational Safety, Environmental and Health Targets

Indicators	Realized 2006	Target 2012
Maximum Admissible Leakage Volume (m3)	293	601
Lost Time Injury Frequency Rate (Compounded TFCA)(# Accidents / MHW million)	0.77	0.50
Percentage of Time Lost (PTP) Group Employees (%)	2.06	2.18
Total Greenhouse Gas Emissions Avoided (Tons of CO2 Equivalent in Millions)	2.03	3.93

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.